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This amendment is being filed to correct our filing dated February 8, 1995.
An additional page two has been added. All other information remains unchanged.



                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                         (Amendment No.   1   )*



Name of Issuer: Central Sprinkler Corporation


Title of Class of Securities: Common


CUSIP No.: 155184-10-4



Check the following box if a fee is being paid with this
statement (    ).  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))

NOTE:     Amounts reported on this cover page are included in the
totals reported on the first cover page.

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Cusip No:155184-10-4
                                    13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO OF ABOVE PERSON:

     Delaware Group Trend Fund, Inc.

================================================================

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

          a. (    )      b.  (    )

================================================================

3.   SEC. USE ONLY:

================================================================

4.   CITIZENSHIP OF PLACE OF ORGANIZATION:

     State of Delaware

================================================================

5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     WITH SOLE VOTING POWER:

     375,000

=================================================================

6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     WITH SHARED VOTING POWER:

     0

=================================================================

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     WITH SOLE DISPOSITIVE POWER:

     0

=================================================================

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     WITH SHARED DISPOSITIVE POWER:

     0

=================================================================

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     375,000

==================================================================

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*:

     (  )

==================================================================

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     7.52%

==================================================================

12.  TYPE OF REPORTING PERSON*:

     IA

==================================================================
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